Exhibit (a)(3)

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

GE INSTITUTIONAL FUNDS

THIS Certificate of Amendment to Certificate of Trust (this “Certificate of Amendment”) of GE Institutional Funds (the “Trust”) is being duly executed and filed by the undersigned Trustee to amend the Certificate of Trust of the Trust, which was formed as a statutory trust under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the “Act”).

1. Name. The name of the statutory trust amended hereby is GE Institutional Funds.

2. Amendment of Trust. The Certificate of Trust of the Trust is hereby amended by changing the name of the Trust to State Street Institutional Funds.

3. Effective Date. This Certificate of Amendment shall be effective on November 30, 2016.

IN WITNESS WHEREOF, the undersigned Trustee of the Trust has executed this Certificate of Amendment in accordance with Section 3811 of the Act.

/s/ Jeanne La Porta,
not in his or her individual capacity but solely as a Trustee